SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 13, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SUPPLY COMPLETE OSB PRODUCTION LINE TO SOVETSKIY DOK IN RUSSIA

SIGNATURES

Date  January 13, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY COMPLETE OSB PRODUCTION LINE
TO SOVETSKIY DOK IN RUSSIA

(Helsinki, Finland, January 13, 2002) — Metso Corporation’s (NYSE: MX; HEX: MEO) business group Metso Panelboard will supply a large complete production line for manufacturing of OSB (Oriented Strand Board) to Sovetskiy DOK’s mill in Khanty-Mansiysk Autonomous Region in Russia. The deliveries will take place in spring 2004. The value of the order is about EUR 35 million. The order was included in the order book for the fourth quarter of 2002.

The delivery will include all process equipment for OSB production from wood yard to stacking of sawn panels: energy plant, wood handling including log de-icing, debarking and thawing, strand preparation, drying, gluing system and complete press line including forming stations, press, sawing and stacking. Metso Panelboard will also supply the process automation for the whole line.

When in full operation, the daily production capacity will be 450 cubic meters. The line is designed to be extendable up to 800 cubic meters a day.

Metso Panelboard’s units in Finland, Sweden and Germany, and Metso Paper’s wood handling unit in Finland will participate in the project.

OAO Sovetskiy DOK in Khanty-Mansiysk Autonomous Region is a company established particularly for the construction and further administration of the first OSB plant in Russia. The founders of Sovetsky DOK are OAO LVL-Ugra (first Laminated Veneer Lumber plant in Russia) and the Khanty-Mansiysk Autonomous Region Government.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how, after-market and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). Metso Panelboard, which is a part of Metso Ventures business area, supplies complete panel board production lines. In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Kimmo Kiviniemi, President, Metso Panelboard, tel. +358 20 484 3243 or
 Kari Simolin, Vice President and General Manager, Particleboard and OSB Division, Metso Panelboard, tel. +358 20 482 9616.

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.